Exhibit 21.1

Subsidiaries of the Registrant*

Subsidiary	State of Incorporation or Organization	Approximate Percentage Equity Interests Owned by OrangeHook, Inc.

OrangeHook, Inc. ("OrangeHook MN")	Minnesota	100% owned by OrangeHook, Inc.

Salamander Technologies, LLC	Minnesota	100% owned by OrangeHook MN

Agilivant, LLC	Washington	82% owned by OrangeHook MN

LifeMed ID, Inc.	California	100% owned by OrangeHook MN

Nuvel, Inc.	Delaware	100% owned by OrangeHook, Inc.

*  All subsidiaries are consolidated with OrangeHook, Inc. for accounting and financial reporting purposes